MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
 FOR THE THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2009
August 26, 2009

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three and nine month periods ended June 30, 2009 of Gamecorp Ltd. (formerly Eiger Technology, Inc.) (“Gamecorp” or the “Company”).  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts are expressed in Canadian dollars.

FORWARD-LOOKING INFORMATION

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated. Management considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

COMPANY PROFILE

Gamecorp Ltd.

Gamecorp Ltd. was originally incorporated as Alexa Ventures Inc. on September 8, 1986 under the laws of British Columbia. Currently, the Company is in good standing, operating under the laws of Ontario.  Gamecorp is an investment and merchant banking enterprise focused on the development of its investments. The Company’s current key investments are in the gaming and technology sectors. InterAmerican Gaming, Inc. (“InterAmerican”) (National Association of Securities Dealers Over-the-Counter-Bulletin-Board, “OTCBB”: IAGM) (formerly Racino Royale, Inc.), and Gate To Wire Solutions, Inc. (“Gate To Wire”) (OTCBB: GWIR) (formerly TrackPower, Inc.) are development stage enterprises involved in international gaming ventures. The Company previously invested in Baymount Incorporated (“Baymount”) (TSX Venture: BYM), which is developing a gaming entertainment centre in Belleville, Ontario and disposed of its investment during the three month period ended June 30, 2009. Gamecorp has a legacy investment stake in Newlook Industries Corp. (“Newlook”) (TSX Venture Exchange: NLI), an enterprise with technology investments. During the quarter ended June 30, 2009, the Company disposed of non-strategic investments in Copernic Inc. and Gametech International Inc.

In general, the Company participates in the early-stage development of gaming projects. Gamecorp provides management, administration, early funding and other assistance to its investees. Strategic leadership of the Company is provided by the Company’s Chief Executive

Officer, John G. Simmonds. Mr. Simmonds has extensive business experience in sourcing, reorganizing and operating businesses in various operating segments.

Gamecorp is a public company listed as symbol “GGG” on the Canadian National Stock Exchange (CNSX) and as “GAIMF” on the OTCBB.

Gamecorp’s corporate office is located at 144 Front Street West, Suite 700, Toronto, Ontario, M5J 2L7 and has four executive staff members being the officers of the Company. As of June 30, 2009, there were 8,207,015 common shares outstanding.

As of June 30, 2009, the Company held a 45.2% ownership position in InterAmerican and a 16.9% ownership position in Gate To Wire. The Company’s ownership interest in Newlook was 16.6% at June 30, 2009.

InterAmerican

InterAmerican is a development stage entity whose business objective is to invest in international gaming development opportunities. InterAmerican acquired InterAmerican Gaming, Corp. which is involved in Latin American and Caribbean gaming opportunities.

On April 22, 2009, InterAmerican announced it had entered into a non-binding Letter of Intent (“LOI”) with Signature Gaming Management Peru, S.A.C.("SGM").

SGM, a private entity formed to pursue gaming opportunities in Peru, has entered into certain agreements with the Jockey Club of Arequipa ("JCA") located in Arequipa, Peru, including management of the newly constructed Carro Colorado Racetrack and leasing space in the JCA-owned Social Club, located in the historical city center of Arequipa..

The SGM agreement for the leased space at the Social Club is for the purpose of operating slot machines and conducting race and sports wagering. The LOI intends for IAG to provide up to USD$500,000 in project financing for which it will receive controlling interest in SGM, a loan with a security interest in both SGM and the JCA agreements, be the exclusive provider of gaming equipment on a fee per unit per day basis and receive certain management and incentive fees.

Gate To Wire

Gate To Wire is a development stage entity whose business strategy and direction is to develop and operate a horseracing video distribution venture in international markets.

Gate To Wire and InterAmerican often market their business opportunities in a coordinated manner.

Baymount

Baymount is a development stage entity that is seeking and developing opportunities within the Canadian horseracing industry. Baymount’s objective is to create entertainment destinations for consumers while providing investors an opportunity to participate in the growth of Canadian gaming at racetracks.

Baymount has an agreement with the Belleville Agricultural Society to build a facility to relocate Quinte Exhibition and Raceway in Belleville, Ontario.

The Company disposed of its investment in Baymount during the three month period ended June 30, 2009.

Newlook

Newlook is a merchant banking entity assembling investments in renewable energy and technology opportunities in Canada. The operations of Newlook have been categorized as discontinued operations. The Company intends to dispose of its investment in Newlook in order to generate capital for investment in gaming opportunities.

During June 2007, Newlook acquired a 53% ownership interest in Wireless Age Communications, Inc. (“Wireless Age”), a public entity trading on the OTCBB under the symbol “WLSA”. Wireless Age operated retail cellular stores in Western Canada and distributed two-way radio products and other ancillary communications products in Canada. On January 9, 2009, operating subsidiaries (Wireless Age Communications Ltd. and Wireless Source Distribution Ltd.) of Newlook’s majority owned subsidiary Wireless Age Communications, Inc. were placed into receivership.

Newlook also sells a portfolio of products and services through its wholly-owned subsidiary, Onlinetel Corp. (“Onlinetel”), in Canada. Newlook has disposed of substantially all of its Onlinetel businesses and currently reflects those operations as discontinued operations. Newlook has also provided loans to development stage entities in the photo luminescent signage and safety way guidance systems sector and in the mobile marketing solutions business arena.

Newlook recently executed an agreement with PowerPlay Energy Corp. to acquire the exclusive rights to participate in plasma gasification and renewable energy projects within Canada.

SELECTED ANNUAL INFORMATION

Summarized selected consolidated financial information with respect to the Company for the three month period ended June 30, 2009 and 2008 is as follows:

	2009	2008

Total revenues	62,000	94,000
(Loss) from continuing operations	(434,000)	(265,000)
Earnings from discontinued operations	-	20,000
Net (loss)/earnings	(434,000)	(245,000)

(Loss) per share from continuing operations	(0.057)	(0.063)
Earnings per share from discontinued operations	-	0.005
(Loss) per share	(0.057)	(0.058)

Total assets	2,044,000	3,176,000
Total liabilities	1,402,000	1,639,000
Shareholders’ equity	642,000	1,537,000

Cash dividends declared	-	-

RESULTS OF OPERATIONS

For the Three Month Period Ended June 30, 2009 compared to 2008

Continuing Operations

The Company recorded a loss from continuing operations of $434,000 during the three month period ended June 30, 2009 compared to a loss of $265,000 during the comparative period in the prior year. The primary reason for the increase in loss arises from foreign exchange translation losses associated with the Company’s investments some of which are denoted in US dollars and increased level of losses in equity accounted investees.

Revenues of continuing operations during the three month period ended June 30, 2009 were $62,000 compared to $94,000 during the comparative period in the prior year. The revenues of the Company for the current period are management fees charged to its investees and consisted of $45,000 charged to InterAmerican and $15,000 to Gate To Wire and miscellaneous interest of $2,000. Management expects as some of its investees achieve a revenue generating stage, management fees will be increased to levels where they would be sufficient to fully offset cash operating expenses. Although the global financial crisis has delayed development plans InterAmerican and Gate To Wire are entities that are expected to begin to generate revenues during late 2009 or early 2010.

General and administrative expenses were $265,000 during the period ended June 30, 2009 down from $296,000 during the comparative period in the prior year. The Company is intimately involved in the development of its investments and compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects. General and administrative expenses during the three month period ended June 30, 2009 included management fees to executive management of $117,000, consulting costs of approximately $63,000, directors fees of $20,000, accounting fees of $13,000, travel costs of $11,000 and miscellaneous costs of $41,000. General and administrative expenses during the three month period ended June 30, 2008 included management fees to executive management of $134,000, consulting fees of $45,000, legal and accounting costs of $33,000, investor relations costs of $13,000 and miscellaneous expenses of $71,000. Management expects the general and administrative expenses to trend higher during fiscal 2009 as projects of investees become more material.

Amortization of equipment totaled $2,000 in the current period and $3,000 during the comparative prior year period. The Company’s equipment primarily represents furniture, fixtures and data processing equipment at the corporate office in Toronto. As the Company is an investment and merchant banking undertaking, management does not expect significant investment in capital equipment.

The Company recorded other expenses totaling $229,000 in the three month period ended June 30, 2009 compared to $60,000 in 2008. The reason for the increase is primarily attributable to foreign exchange translation losses.

Interest expense (including bank charges) during the current period was $3,000 compared to $Nil during the prior period. Interest expense arises from amounts loaned to the Company by Newlook.

During the three month period ended June 30, 2009 the Company recorded a $1,000 gain associated with the fair value adjustment of a non-interest bearing note receivable issued by former optionees (note 4).

During the three month period ended June 30, 2009, the Company recorded $31,000 as a gain from disposal of investments. The Company sold 609,500 Newlook common shares for net proceeds of $161,000. The Newlook shares were carried at $Nil and therefore the full amount of the proceeds received represented a gain. The Company also sold; 1) 1,501,000 Baymount common shares for net proceeds of $22,000 and recorded a loss of $128,000 on disposal of these shares, and 2) 2,300 Gametech common shares for net proceeds of $3,000 and recorded a loss of $2,000 on the transaction. Lastly, the Company sold 19,300 Copernic common shares for proceeds of $4,000 at cost and recorded no gain or loss on the sale.

The Company recorded $102,000 equity share of InterAmerican losses during the three month period ending June 30, 2009 and $25,000 equity share of Gate To Wire losses. The Company holds approximately 45.2% of InterAmerican and 16.9% of Gate To Wire at June 30, 2009. During the comparative period in the prior year the Company recorded $60,000 of its share of InterAmerican losses.

The Company recorded foreign exchange losses of $131,000, during the three month period ended June 30, 2009 and $Nil during the comparative period in the prior year. Foreign exchange losses are incurred upon the translation of US dollar assets converted into Canadian dollars during a period of Canadian dollar strengthening vis-à-vis the US dollar. The Company does not hedge this translation risk.

As a result of the costs incurred partially offset by management fees, the Company incurred a loss from continuing operations of $434,000 during the three month period ended June 30, 2009, substantially higher than the prior period. As described above management is hopeful that the gap between costs incurred that are not recovered from charges to investees will decrease in the future. Operating costs that are not recovered are paid from the proceeds of the sale of investments; however the business of the Company is not to spend gains arising from the disposal of investments on cash operating costs but rather on development of new investments.

Loss per share from continuing operations during the three month period ended June 30, 2009 were $0.057 compared to $0.063 in the comparative period in the prior year.

Discontinued Operations

As described earlier in this report, during fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.  The Company recorded $Nil as its share of Newlook loss during the three months ended June 30, 2009, as a result of the investment being written down to $Nil in prior periods.

During the three month period ended June 30, 2008, the Company recorded $20,000 as its share of Newlook equity earnings.

Earnings (loss) per share from discontinued operations during the three month period ended June 30, 2009 was $Nil and $0.005 earnings per share in the prior period.

For the Nine Month Period Ended June 30, 2009 compared to 2008

Continuing Operations

The Company recorded a loss from continuing operations of $892,000 during the nine month period ended June 30, 2009 compared to earnings of $3,404,000 during the comparative period in the prior year. The primary reason for the substantial earnings in the prior period arises from $3,404,000 of fair value adjustments to a derivative financial instrument.

Revenues of continuing operations during the nine month period ended June 30, 2009 were $182,000 compared to $245,000 during the comparative period in the prior year. The revenues of the Company for the current period are management fees charged to its investees consisting of $135,000 charged to InterAmerican and $45,000 to Gate To Wire and miscellaneous interest income of $2,000. Management expects as some of its investees achieve a revenue generating stage, management fees will be increased to levels where they would be sufficient to fully offset cash operating expenses. InterAmerican and Gate To Wire are entities that are expected begin to generate revenues during late 2009 or early 2010. Revenues during the comparative period in the prior year were also from management fees and interest income from related parties.

General and administrative expenses were $816,000 during the period ended June 30, 2009 up from $762,000 during the prior period. The increase in general and administrative costs is attributable to rising levels of consulting, travel and legal costs associated with the development of new gaming initiatives. The Company is intimately involved in the development of its investments and compensates its officers for strategic leadership and hires consultants, either directly in the investee or at the Gamecorp level, to assist in the development of investee projects. General and administrative expenses during the nine month period ended June 30, 2009 included management fees to executive management of $351,000, consulting costs of approximately $194,000, directors’ fees of $63,000, accounting fees of $53,000, travel costs of $44,000 and miscellaneous costs of $111,000. General and administrative expenses during the nine month period ended June 30, 2008 included management fees to executive management of $355,000, consulting fees of $106,000, legal and accounting costs of $64,000, wages and benefits of $62,000 investor relations costs of $39,000 and miscellaneous expenses of $136,000. Management expects the general and administrative expenses to trend higher during fiscal 2009 as projects of investees become more material.

Amortization of equipment totaled $6,000 in the current period and $8,000 in the prior period. The Company’s equipment primarily represents furniture, fixtures and data processing equipment at the corporate office in Toronto. As the Company is an investment and merchant banking undertaking, management does not expect significant investment in capital equipment.

The Company recorded other expenses totaling $252,000 in the nine month period ended June 30, 2009, compared to other income totaling $3,929,000 in 2008. The primary reason for the substantial income in the prior period is during fiscal 2008, the Company issued call options to third party investors to acquire 14,000,000 common shares of the Company’s investment in Newlook exercisable at $0.10 per share expiring in tranches of 2,000,000 shares on each March 18, 2007, March 18, 2008, September 18, 2008, March 18, 2009, September 18, 2009

and March 18, 2010.  The Company recorded income of $3,404,000 during the nine month period ended June 30, 2008 representing changes in fair value. In addition the Company recorded a gain of $657,000 on the disposal of investments in the prior period.

Interest expense (including bank charges) during the current period was $12,000 compared to $Nil during the prior period. Interest expense arises from amounts loaned to the Company by Newlook.

During the nine month period ended June 30, 2009 the Company recorded a $14,000 gain associated with the fair value adjustment of a non-interest bearing note receivable issued by former optionees and a $3,404,000 gain in the prior period associated with the fair value of a non-interest bearing note payable issued to certain other former optionees.

During the nine month period ended June 30, 2009 and 2008, the Company recorded losses of $5,000 and $Nil, respectively, on the write down of an advance to a corporation.

During the nine month period ended June 30, 2009, the Company recorded $31,000 as a gain from disposal of investments. The Company sold 609,500 Newlook common shares for net proceeds of $161,000. The Newlook shares were carried at $Nil and therefore the full amount of the proceeds received represented a gain. The Company also sold; 1) 1,501,000 Baymount common shares for net proceeds of $22,000 and recorded a loss of $128,000 on disposal of these shares, and 2) 2,300 Gametech common shares for net proceeds of $3,000 and recorded a loss of $2,000 on the transaction. Lastly, the Company sold 19,300 Copernic common shares for proceeds of $4,000 at cost and recorded no gain or loss on the sale.

The Company recorded a $332,000 equity share of InterAmerican losses during the nine month period ending June 30, 2009, and $98,000 equity share of Gate To Wire losses. The Company holds approximately 45.2% of InterAmerican and 16.9% of Gate To Wire at June 30, 2009.

The Company recorded foreign exchange gains of $150,000, during the nine month period ended June 30, 2009 and $Nil during the comparative period in the prior year. Foreign exchange gains are incurred upon the translation of US dollar assets converted into Canadian dollars during a period of Canadian dollar weakening vis-à-vis the US dollar. The Company does not hedge this translation risk.

As a result of the costs incurred partially offset by management fees, the Company incurred a loss from continuing operations of $892,000 during the nine month period ended June 30, 2009, substantially higher than the prior period. As described above management is hopeful that the gap between costs incurred that are not recovered from charges to investees will decrease in the future. Operating costs that are not recovered are paid from the proceeds of the sale of investments; however the business of the Company is not to spend gains arising from the disposal of investments on cash operating costs but rather on development of new investments.

Loss per share from continuing operations during the nine month period ended June 30, 2009 was $0.109 compared to earnings per share of $0.806 in the comparative period in the prior year. Management does not anticipate earnings per share levels of 2008 to be repeated in fiscal 2009 as substantially all of the earnings were associated with fair value adjustments to financial instruments.

Discontinued Operations

As described earlier in this report, during fiscal 2007, management made the decision to dispose of its investment in Newlook. For this reason, the operating results of Newlook have been regarded as discontinued operations in the consolidated statement of operating results.  The Company recorded $529,000 as its share of Newlook loss during the nine months ended June 30, 2009. During the nine month period ended June 30, 2008, the Company recorded $27,000 of equity earnings of Newlook.

Loss per share from discontinued operations during the nine month period ended June 30, 2009 was $0.064 and $0.004 earnings in the previous period.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial data of the Company for its last eight quarters as reported in the particular period:

$000s (except EPS)
Quarter	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Fiscal Yr.	2009	2009	2009	2008	2008	2008	2008	2007

Revenue	62	60	60	65	94	115	37	-

Income (loss) before unusual items	(434)	(313)	(145)	(1,021)	(265)	5,261	(1,592)	737

Net income (loss)	(434)	(834)	(153)	(603)	(245)	5,263	(1,587)	1,356

EPS (LPS) before unusual items	(0.057)	(0.063)	(0.023)	(0.237)	(0.063)	1.24	(0.38)	0.29

Earnings (loss) per share	(0.057)	(0.101)	(0.025)	(0.142)	(0.058)	1.24	(0.37)	0.28

LIQUIDITY

The most significant assets of the Company are its investments. The carrying amount of these investments at June 30, 2009 was $1,370,000. In addition the Company holds notes receivable, valued at $25,000 from former optionees and other various assets including amounts due from related parties of $588,000.

On June 30, 2009, the Company held 30,662,600 InterAmerican common shares valued at $938,000, representing a 45.2% interest.

In January 2008, the Company acquired 2,000,000 Gate To Wire common shares for $200,000 and on September 30, 2008, the Company converted cash advances made to Gate To Wire of $273,000 into 2,600,000 common shares.  During the current period the Company acquired an additional 90,000 shares for a cash payment of $11,000. On June 30, 2009, the Company held 4,690,000 valued at $432,000, representing an 16.9% interest.

At September 30, 2008, the Company held investments in Baymount, Copernic and Gametech, all of which were disposed of in the current period.

In prior years the Company consolidated Newlook but during fiscal 2007 the Company deconsolidated Newlook and began to account for this investment using the equity method. As of June 30, 2009, the Newlook investment balance was $Nil.

Management is in the process of liquidating the Newlook investment in order to generate capital to reinvest in InterAmerican and Gate To Wire. These entities are development stage enterprises requiring additional cash investment.

Total liabilities were $1,402,000 at June 30, 2009 up substantially from $850,000 at September 30, 2008. The increase is primarily attributable to increases in amounts due to related parties and increases in accounts payable and accrued charges.

Accounts payable and accrued charges increased from $205,000 at September 30, 2008 to $622,000 at June 30, 2009. The increase arose from a higher level of business activity associated with the development of business gaming investment opportunities.

Amounts due to related parties as at June 30, 2009 were $228,000 up $218,000 from September 30, 2008. Amounts due to related parties were unsecured and had no specific repayment dates. Interest accrued on the amounts at Canada Revenue Agency’s prescribed annual interest rate plus 2% per annum.

On March 31, 2008, the Company agreed to issue non-interest bearing promissory notes to certain former Newlook option holders totaling $1,253,000 representing a cancellation fee of $0.30 per option on 4,178,000 cancelled Newlook options. Pursuant to the terms of the note, the Company is obligated to pay $251,000 on the first day of the month for 5 consecutive months beginning May 1, 2008. The Company did not make payments as originally contemplated, however as of September 30, 2008, the Company reduced the promissory notes with cash payments totaling $398,000 and a credit of $240,000, to a note holder who agreed to subscribe for common shares. On June 30, 2009, the Company remains in default and $573,000 is unpaid under these promissory notes. At June 30, 2009, the fair value of the notes payable was $552,000.

During fiscal to 2008, the Company received approval to issue up to 4,000,000 additional common shares at $0.25 per share for total proceeds of $1,000,000 under a non-brokered private placement. At September 30, 2008, the Company received subscriptions totaling $800,000 and recorded such amount as unissued share liability within shareholders’ equity. On November 10, 2008, the Company closed the full $1,000,000 private placement.

As of June 30, 2009, the Company held $100,000 pending closing of a common share private placement of 1,000,000 common shares at $0.10 per share.

The Company’s consolidated financial statements for the period ended June 30, 2009 have been prepared on a going concern basis, in accordance with Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of

America. The going concern basis of presentation assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and contingencies in the normal course of operations.

There is doubt about the Company's ability to continue as a going concern as the Company has a working capital deficit of $1,351,000 and an accumulated deficit of $46,021,000 as at June 30, 2009. The Company's ability to continue as a going concern is dependent upon the Company's ability to raise additional capital, to realize on its agreements to dispose of investments and sustain profitable operations. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company believes that future shares issuance and proceeds received from the divestiture of its investments will provide sufficient cash flow for it to continue as a going concern in its present form, however, there can be no assurances that the Company will achieve such results. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern.

CAPITAL RESOURCES

The business objective of the Company is fund early stage development of gaming opportunities and to participate in the management of the investees. The philosophy is to dispose of mature investments at a gain and utilize the cash proceeds in the development of future operations within an investee. At this point in time, the Company is slowly disposing of its investment in Newlook, organizing additional equity private placements and obtaining loans primarily from related parties to fund the development of the gaming ventures. The Company occasionally disposes of a portion of its gaming investments in order to generate investment capital also.

The current global financial crisis has created significant capital resource issues for the Company. The Company’s investees that are focused on Latin American gaming opportunities have also been affected by the financial crisis. However, management believes that the roll out of operations is somewhat flexible and the Company’s investments can be accelerated or delayed as management sees fit. There is a risk that management will pass on favourable opportunities due to the perceived impact of the financial crisis.

However, none of potential sources for capital are certain and management although confident of the potential, cannot assure shareholders and interested parties that they will in fact be able to finance the Company going forward.

OFF-BALANCE SHEET ARRANGEMENTS

Gamecorp had no off-balance sheet arrangements as at June 30, 2009.

TRANSACTIONS WITH RELATED PARTIES

All transactions within the corporate group listed in notes 9 and 16 of the consolidated financial statements, are in the normal course of business and are recorded at the carrying value.  Management fees charged by officers, corporations owned by officers and related party corporations providing management services to the Company, during the current quarter, totaled $117,000.

PROPOSED TRANSACTIONS

The Company has no proposed asset or business acquisition or disposition that the board of directors or senior management has decided to proceed with at the present time.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, except as noted in note 3 of the consolidated financial statements for the three month period ended December 31, 2008, are consistent in all material respects with accounting principles generally accepted in the United States of America. The critical accounting policies followed by the Company are as follows:

Fair Value of Financial Instruments

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of the financial instruments approximates their carrying values, unless otherwise noted.

Investments

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company's ability to exercise significant influence over the operating and financial policies of the investee. Equity investments of this nature are recorded at original cost and adjusted periodically to recognize the Company's proportionate share of the investees' net income or losses after the date of investment. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company's share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down only when there is clear evidence that a decline in value that is other than temporary has occurred. When an equity accounted for investee issues its own shares, the subsequent reduction in the Company's proportionate interest in the investee is reflected in income as a deemed dilution gain proportionate interest in or loss on disposition.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments

On October 1, 2006, the Company adopted three new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments – Recognition and Measurement, and Handbook Section 3865, Hedges and related amendments to Handbook Section 3251, Equity. The Company adopted the three standards and amendments prospectively.

Comprehensive Income
Section 1530 introduces Comprehensive Income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation gains and losses arising from self-sustaining foreign operations, net of hedging activities, and changes in the fair value of the effective portion of cash flow hedging instruments. The Company did not have transactions or events that would have been recorded in OCI or Accumulated Other Comprehensive Income in these audited consolidated financial statements.

Financial Instruments – Recognition and Measurement
Section 3855, establishes standards for recognizing and measuring financial assets, financial liabilities and non financial derivatives, including the presentation of any resulting gains and losses.

All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables and other liabilities.

Financial assets and financial liabilities classified as held-for-trading are required to be measured at fair value with gains and losses recognized in net income.

Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in OCI.

Financial assets classified as held-to-maturity, loans and receivables and financial liabilities (other than those held-for-trading) are required to be measured at amortized cost.

The classifications above do not apply to investments where the Company has significant influence that are accounted for using the equity method.

Derivative instruments must be recorded on the balance sheet at fair value. Changes in fair value are required to be recognized in net income.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates.  The Company does not hedge its foreign currency as it deals almost exclusively in the domestic currency.

OTHER MD&A REQUIREMENTS

Disclosure of Outstanding Share Data

As at June 30, 2009, the Company had authorized 10,000,000 common shares without par value and had 8,207,015 common shares issued and outstanding. The Company has received approval for a private placement of 1,000,000 common shares at $0.10 per share

If all options and warrants were exercised and the Company closed the proposed private placements,  the number of common shares outstanding would be 9,681,515.

OUTLOOK

Management believes the Company is well positioned with its gaming and technology investments to generate strong returns for shareholders. The Company believes that prudent gaming investments will generate substantial gains. However, the gaming investments are capital intensive and will require incremental financing to ensure success. The Company continues to fund the development of its gaining investee’s businesses; primarily through repayment of related party debts, additional related party loans and equity private placements. The Company plans to dispose of certain legacy technology investment over the medium term. However, the recent bankruptcy proceedings within Newlook may have an affect on the proceeds realized from the disposal of this investment in the near term. The Company also contemplates raising funds through debt and/or equity instruments to fund the initial development of the gaming ventures. Management has observed a significant tightening of availability of credit for gaming ventures. Multiples of forecasted earnings before interest, taxes, depreciation and amortization have fallen and only smaller transactions at extremely low multiples appear to be being completed. A substantial and material risk exists that debt markets will not provide funding for the Company’s investee projects and the Company will be pressured to contribute more to these projects.

The Company’s management is participating closely in the development of the gaming ventures and will be compensated for services provided. The Company’s business model for investment or merchant banking will serve as platform to develop and grow other types of invests in the future.

Factors that could change the outlook for the Company include changes in regulatory restrictions in which the Company plans to make investments or general economic and financial market conditions. Some acquisition opportunities have recently been declined due to a perceived declining value in acquisition assets that has caused management to adopt a wait and see approach.